UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

CYBEROPTICS CORPORATION

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Common Stock, No Par Value

(Title of Class of Securities)

3827

(CUSIP Number of Class of Securities)

Kathleen P. Iverson

Chief Executive Officer

5900 Golden Hills Drive

Minneapolis, MN 55416

(763) 542-5000

(Name, address and telephone number of person authorized to receive notices and communication on behalf of Filing Persons)

Copy to:

Thomas Martin, Esq.

Dorsey & Whitney LLP

Suite 1500

50 South Sixth Street

Minneapolis, Minnesota 55402

Tel: (612) 340-2600

CALCULATION OF REGISTRATION FEE

Transaction Valuation*	Amount of Filing Fee**
$15,000,000	$589.50

* Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of 1,428,571 shares of common stock at the maximum tender offer price of $10.75 per share.

** The Amount of Filing Fee calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $39.30 for each $1,000,000 of the value of the transaction.

☒ Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $589.50	Filing Party: CyberOptics Corporation

Form or Registration No.: Schedule TO	Date Filed: June 30, 2008

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐ third party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTION

CyberOptics Corporation amends and supplements the Tender Offer Statement on Schedule TO filed on June 30, 2008, as such Schedule TO was amended by Amendment No. 1 thereto filed July 23, 2008 (as amended, the “Schedule TO”). The Schedule TO, as amended by this Amendment No. 2, relates to the offer of CyberOptics, to purchase up to 1,714,285 shares of our common stock, no par value, at a purchase price not greater than $10.75 nor less than $8.75 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 30, 2008 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A) to the Schedule TO, and in the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B) to Schedule TO.

This Amendment No. 2, as it amends and supplements the Schedule TO, is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) of the Securities Exchange Act of 1934, as amended. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment No. 2 does not modify any of the information previously reported on Schedule TO.

Item 4. Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented by inserting at the end thereof the following:

The tender offer expired at 5:00 p.m., New York City time, on Tuesday, July 29, 2008. Based on a preliminary count, we have been advised by the depositary that 1,590,228 shares of our common stock (including approximately 33,685 shares of common stock delivered pursuant to guaranteed deliveries) were validly tendered and not withdrawn in the tender offer at a price of $10.00 or below. In accordance with the terms of the tender offer, we expect to purchase 1,500,000 shares at a purchase price per share of $10.00. On July 30, 2008, we issued a press release announcing the preliminary results of the tender offer. A copy of this press release is filed as Exhibit (a)(1)(J) to the Schedule TO and is incorporated herein by reference.

Item 12. Exhibits.

(a)(1)(A)*	Offer to Purchase dated June 30, 2008.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated June 30, 2008.

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated June 30, 2008.

(a)(1)(F)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G)	Press Release, dated June 23, 2008, incorporated by reference from Exhibit 99.1 to the Company’s Report on Form 8-K dated June 23, 2008.

(a)(1)(H)*	Press Release, dated June 30, 2008.

(a)(1)(I)*	Press Release dated July 23, 2008.

(a)(1)(J)**	Press Release dated July 30, 2008.

(a)(2)	Not Applicable.

(a)(3)	Not Applicable.

(a)(4)	Not Applicable.

(b)	Not Applicable.

(d)(1)

Rights Agreement, dated as of December 7, 1998, between the Company and Norwest Bank Minnesota, N.A., as Rights Agent, (incorporated by reference to the Company’s Registration Statement on Form 8-A, dated December 7, 1998).

(d)(2)

First Amendment to the Rights Agreement, dated October 21, 2002, between the Company and Wells Fargo Bank Minnesota, National Association, as successor in interest to Norwest Bank Minnesota, National Association (incorporated by reference to Exhibit 2 to the Company’s Form 8-A amendment dated November 4, 2002).

(d)(3)	Restated Stock Option Plan of the Company, as amended (incorporated by reference to Exhibit 4.1 of the Company’s Registration Statement on Form S-8 filed August 18, 1998 (file no 333-61711)).

(d)(4)

CyberOptics Corporation Stock Grant Plan for Non-Employee Directors (incorporated by reference to Exhibit 4.2 of the Company’s Registration Statement on Form S-8 filed August 10, 2006 (file no 333-136500)).

(d)(5)

CyberOptics Corporation 1998 Stock Incentive Plan, as amended (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-8 filed December 4, 2000 (file no. 333-51200)).

(d)(6)	CyberOptics Corporation Employee Stock Purchase Plan (incorporated by reference to Exhibit 4.1 of the Company’s Registration Statement on Form S-8 filed August 10, 2006 (file no 333-136500)).

(d)(7)	Offer of employment between Steven J. DiMarco and the Company (incorporated by reference to Exhibit 10.2 to the Company’s annual report on Form 10-K for the year ended December 31, 2005).

(d)(8)	Severance Pay Agreement with Steven K. Case (incorporated by reference to Exhibit 10.2 of the Company’s current report on Form 8-K filed May 21, 2008).

(d)(9)	Severance Pay Agreement with Kathleen P. Iverson (incorporated by reference to Exhibit 10.2 of the Company’s current report on Form 8-K filed May 21, 2008).

(d)(10)	Severance Pay Agreement with Jeffrey A. Bertelsen (incorporated by reference to Exhibit 10.2 of the Company’s current report on Form 8-K filed May 21, 2008).

(g)	Not Applicable.

(h)	Not Applicable.

*	Filed with the Schedule TO as filed June 30, 2008
**	Filed herewith

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 30, 2008	CYBEROPTICS CORPORATION

	By:	/s/ Kathleen P. Iverson
Name: Kathleen P. Iverson
Title: President and CEO